VETPRONTO-MOBILE VETERINARIANS, INC.

Unaudited Financial Statements For The Years Ended
December 31, 2015 and 2014

September 1, 2016



Independent Accountant's Review Report

To Management
VetPronto-Mobile Veterinarians, Inc.
San Francisco, CA

I have reviewed the accompanying balance sheet of VetPronto-Mobile Veterinarians, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 1, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VETPRONTO-MOBILE VETERINARIANS, INC.
BALANCE SHEET
December 31, 2015 and 2014

ASSETS

CURRENT ASSETS		2015		2014
Cash	$	260,071	$	79,249
Loan to Shareholder		-		285
TOTAL CURRENT ASSETS		260,071		79,534
NON-CURRENT ASSETS				
Equipment, net of accumulated deprecaiation		430		-
Lease Deposits		6,300		6,300
TOTAL NON-CURRENT ASSETS		6,730		6,300
TOTAL ASSETS	$	266,801	$	85,834

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY			
Common Stock (No par value, 10,000,000 shares authorized,	883,470		100,091
7,420,434 shares outstanding)			
Retained Earnings	(616,669)		(14,257)
TOTAL STOCKHOLDERS' EQUITY	266,801		85,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 266,801	$	85,834

Unaudited- See accompanying notes.

VETPRONTO-MOBILE VETERINARIANS, INC.
INCOME STATEMENT
For the years ending December 31, 2015 and 2014

_____

	2015	2014
Operating Income		
Sales	$ 427,589	$ 43,501
Cost of Sales	435,194	23,760
Gross Profit	(7,605)	19,741
Operating Expense		
Salaries and Benefits	282,562	-
Advertising	171,952	16,263
Computer & Internet	23,104	2,958
Travel, Meals and Entertainment	16,051	5,982
Facility Costs	35,973	6,055
Other General and Administrative	45,675	1,918
Professional Services	18,853	75
Depreciation	644	-
Total Operating Expense	594,814	33,251
Net Income from Operations	(602,419)	(13,510)
Net Income Before Provision for Income Tax	(602,419)	(13,510)
Provision for Income Tax	-	-
Net Income	$ (602,419)	$ (13,510)

Unaudited- See accompanying notes.

VETPRONTO-MOBILE VETERINARIANS, INC.
STATEMENT OF CASH FLOWS
For the years ending December 31, 2015 and 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Loss For The Period	$ (602,419)	$ (13,510)
Lease Deposits	-	(6,300)
Depreciation	644	-
Loan to Shareholder	285	(285)
Net Cash Flows From Operating Activities	(601,490)	(20,095)
Cash Flows From Investing Activities		
Purchase of Equipment	(1,074)	-
Net Cash Flows From Investing Activities	(1,074)	-
Cash Flows From Financing Activities		
Sale of Preferred Stock	783,386	99,344
	-	-
Net Cash Flows From Financing Activities	783,386	99,344
Cash at Beginning of Period	79,249	-
Net Increase (Decrease) In Cash	180,822	79,249
Cash at End of Period	$ 260,071	$ 79,249

Unaudited- See accompanying notes.

VETPRONTO-MOBILE VETERINARIANS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 and 2014
_____

ORGANIZATION AND NATURE OF ACTIVITIES

VetPronto-Mobile Veterinarians, Inc. ("VetPronto" or "the Company") is an on demand non-emergency veterinary service that allows pet owners to schedule in-home care with one of the company's highly qualified veterinarians. The Company currently operates in the San Francisco Bay area, Los Angeles, California, and New York City, New York.

VetPronto is an early growth stage company with expenses that substantially exceed income. As a result, the company may be incapable of continuing operations longer than the end of its next fiscal year. Management intends to raise additional capital through an equity crowdfund offering sometime during the latter half of fiscal year 2016.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the company's equipment is the only significant estimate contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original value of $100 or greater. The Company's equipment consists primarily of computers and various office machines maintained in the Company's offices. Depreciation expense is calculated on a straight-line basis. For the period ended December 31, 2015, the Company recorded depreciation expense in the amount of $644.

Revenue

The Company earns service fees for veterinary services booked through Vetpronto.com, the Company's website.

VETPRONTO-MOBILE VETERINARIANS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

Cost of Sales

Cost of sales includes fees paid to verterinarians that are not directly employed by the company, pharmaceuticals dispensed in connection with treatment, laboratory fees, medical supples, and processing fees.

Facility Costs

Facility costs includes rent, utilities, and various other expenses incidental to maintenance of the Company's offices under an operating lease.

Federal Income Taxes

The Company recorded a net operating loss during the years ended December 31, 2015 and 2014. Thus, no federal income tax expense has been recorded in the statements. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserve them. The Company estimates that tax benefits associated with the Net Operating Loss carryforwards is as follows:

Loss Tax Year	Estimated Tax Benefit	Expiration Tax Year
2014	$ 4,729	2034
2015	$210,847	2035

Management's estimates assume an effective tax rate of 35% at the federal level. Due to the uncertainty associated with the Company's ability to continue as a going concern, management has elected not to record a valuation allowance for its deferred tax assets.

The Company's federal tax filing for fiscal year 2015 and 2014 will fall within the statutory period of review by the IRS until 2019 and 2018, respectively.

State Taxes

The Company is subject to California Franchise Tax. The Company's California Franchise Tax filings for 2015 and 2014 remain subject to review by that State until 2020 and 2019, respectively.

EQUITY

The Company's equity has been contributed by investors pursuant to individually executed Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements grant investors the right to purchase Preferred Stock in the Company pursuant to certain defined events or circumstances. The SAFE agreements also provide terms for certain defined Liquidity and Dissolution Events.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

VETPRONTO-MOBILE VETERINARIANS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 1, 2016, the date that the financial statements were available to be issued.